March 3, 2025

Diamantis Andriotis
President and Chief Executive Officer
C3is Inc.
331 KIFISSIAS AVENUE
ERITHREA 14561
ATHENS, GREECE

       Re: C3is Inc.
           Registration Statement on Form F-3
           Filed February 21, 2025
           File No. 333-285135
Dear Diamantis Andriotis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Finn Murphy, Esq., of Goodwin Procter LLP